UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           GUNTHER INTERNATIONAL, LTD.
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                                (Name of Issuer)

                          Common Stock, $.001 Par Value
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                         (Title of Class of Securities)

                                   403203 10 2
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                                 (CUSIP Number)

                                Stephen V. Burger
                            Carter, Ledyard & Milburn
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 19, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 403203 10 2

1   NAME OF REPORTING PERSON:  Park Investment Partners, Inc.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  06-1339755

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (a)  [x]
                                                              (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS:  Not Applicable

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e):                                         [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

  NUMBER OF        7    SOLE VOTING POWER:   -0-
   SHARES
BENEFICIALLY       8    SHARED VOTING POWER: -0-
  OWNED BY
    EACH           9    SOLE DISPOSITIVE POWER:  -0-
 REPORTING
PERSON WITH        10   SHARED DISPOSITIVE POWER: -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON:   -0-

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                 [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): -0-

14  TYPE OF REPORTING PERSON: CO


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




CUSIP No. 403203 10 2

1   NAME OF REPORTING PERSON: Gerald H. Newman
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (a)  [x]
                                                              (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS:   Not Applicable

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e):                                        [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: United States

 NUMBER OF         7    SOLE VOTING POWER:   766,446 Shares
   SHARES
BENEFICIALLY       8    SHARED VOTING POWER:   -0-
  OWNED BY
    EACH           9    SOLE DISPOSITIVE POWER:   766,446 Shares
 REPORTING
PERSON WITH        10   SHARED DISPOSITIVE POWER: -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON:    766,446 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                 [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 17.86%

14  TYPE OF REPORTING PERSON: IN

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

     This Amendment No. 2 to the Statement on Schedule 13D dated December 31, 1998, and previously amended on July 2, 2001, of Park Investment Partners, Inc. ("Park Investment") and Gerald H. Newman is being filed as result of the distribution on July 19, 2001, by Park Investment, in connection with its dissolution, of 1,387,489 shares of Common Stock to the Estate of Harold S. Geneen ("the "Estate") and Mr. Newman, who are the sole shareholders of Park Investment. Capitalized terms herein which are not defined herein shall have the same meanings as in this Statement on Schedule 13D as previously amended and filed.

Item 4. Purpose of Transaction

     ITEM 4 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

     On July 19, 2001, in connection with the dissolution of Park Investment, it distributed 693,745 shares of Common Stock to the Estate and 693,744 shares of Common Stock to Gerald H. Newman. The Estate and Mr. Newman are each a 50% shareholder of Park Investment. This distribution was the first of the transactions provided for in or contemplated by the Recapitalization Agreement described in Item 4 of Amendment No. 1 to this Statement.

Item 5. Interest in Securities of the Issuer

     ITEM 5 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

     (a) and (b) Mr. Newman is the beneficial owner of an aggregate of 766,446 shares of Common Stock, or approximately 17.86% of the 4,291,769 shares of Common Stock which, the Issuer has advised Mr. Newman and Park Investment, are currently outstanding. These 766,446 shares (1) are all held directly by Mr. Newman, who has sole voting and dispositive power with respect to those shares, and (2) do not include 16,413 shares of Common Stock credited as stock units to Mr. Newman's account under the Issuer's Directors' Equity Plan, as to which shares Mr. Newman does not have voting or dispositive power. As a result of the distribution described in Item 4 of this Amendment No. 2, Park Investment is the beneficial owner of no shares of Common Stock.

     (c) Apart from the distribution described in Item 4 of this Amendment No. 2, no transactions in the Common Stock have been effected by Park Investment and Mr. Newman during the past 60 days.

     (d) No person other than Mr. Newman has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 766,446 shares reported above in this Item 5.

     (e) As a result of the dissolution of Park Investment and the distribution of its shares of Common Stock as described in Item 4 of this Amendment No. 2, Park Investment has ceased to be the beneficial owner of any shares of Common Stock and thus is no longer subject to the requirements of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 with respect to its beneficial ownership of Common Stock.




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


                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:    July 30, 2001



                                            /s/Gerald H. Newman
                                            -------------------
                                               Gerald H. Newman



                                            PARK INVESTMENT PARTNERS, INC.



                                            By:  /s/Gerald H. Newman
                                               ---------------------
                                                    Gerald H. Newman
                                                    President


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